Exhibit 10.20

CONFIDENTIAL

December 11, 2006

David Lancelot

[Address]

Dear Dave:

On behalf of Spirit Airlines, Inc., I would like to take this opportunity to confirm the revised terms of Spirit’s offer of employment. We believe that such an association would be mutually beneficial, and we are enthusiastic about having you join Spirit.

Your title will be Senior Vice President and Chief Financial Officer, and you will report to Ben Baldanza, President and Chief Executive Officer. Your annual base salary will be $285,000 and you will commence employment on January 2, 2007, or at a date to which we mutually agree. Spirit will also provide you with a monthly car allowance of $500.00. To encourage a quick agreement and help with the family transition, the Company will offer a signing bonus of $25,000 that will be paid in the first 30 days of your employment.

The Company is designing a Cash Incentive Plan and this is expected to be approved by the Board of Directors in December. If the plan is approved, you will be eligible to participate in the plan at the Senior Officer level.

You will also be granted 90,000 shares of the Company’s restricted stock, subject to the conditions of the Company’s Restricted Stock Plan. The grant will be made shortly after the Company’s December Compensation Committee meeting.

The Company understands and fully supports the need for a transition for you and your family. As a result, the Company will pay for living expenses in Florida for three months from the start date. The Company will also reimburse actual relocation expenses up to $90,000 (supported by receipts.) The Company is also willing to provide travel between Dallas and Fort Lauderdale for you and your family prior to your start date, in support of the relocation. Travel between FLL and DFW during your family transition will be subject to the relocation cap above, but the company will also do its best to secure OA pass travel for these trips where possible.

On your start date you will be eligible for Company-paid employee benefits, which include medical, life and dental insurance, and participation in Section 125 Flexible Benefits Plan. At that time, you and your family will be eligible for positive space airline travel privileges on Spirit. You will also receive travel privileges on other specified airlines per their respective

David Lancelot

December 11, 2006

agreements and policies. You are offered three weeks vacation per year and these weeks will be available in your first year of service.

After one year of employment, you will be eligible for 40IK Plan participation and Company-paid Long-Term Disability according to the Plan guidelines.

We are happy to host a visit shortly so that you and your family can get oriented to the South Florida area. We look forward to your acceptance of this offer by no later than December 15, 2006.

Should you have any questions, please do not hesitate to let me know. We look forward to you joining the Spirit Organization, and are confident that you will find your association with Spirit Airlines, Inc. to be challenging and rewarding.

Sincerely,

SPIRIT AIRLINES, INC.	Agreed & Accepted,

/s/ Ben Baldanza	/s/ David Lancelot
Ben Baldanza	Name	Date
President and CEO		12/14/06

CB/

cc:	Compensation Committee